Brookfield	Brookfield Asset Management Inc.	Tel (416) 363-9491
	BCE Place, 181 Bay Street, Suite 300	Fax (416) 365-9642
	Toronto, Ontario M5J 2T3	www.brookfield.com
April 25, 2006
Via U.S. mail and facsimile
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:      Brookfield Asset Management Inc. — Preference Shares Series 10 and 11
Dear Mr. Decker:
As per our discussion on April 24, 2006, we are providing you with additional information concerning our preference shares Series 10 and 11, and the shares to be issued on conversion.
The share conditions for the Series 10 preference shares, as documented in the Articles of Amendment for the company, require that the shares to be issued upon conversion at the option of the holder be “freely tradeable.” The conditions are similar to those for the Series 12 preference shares.
The share conditions for the Series 11 preference shares are silent on this point, however, we have been advised by our external counsel, who specialize in Canadian securities laws, that because the conversion ratio in the share conditions is calculated with reference to the price of the company’s Class A Limited Voting shares on the Toronto Stock Exchange, it is implicit that the shares issued upon conversion of the Series 11 preference shares at the option of the holder must be listed on the Toronto Stock Exchange at the time of conversion. If in fact the Class A shares of the company are not listed on the Toronto Stock Exchange at that time, then there would be no price on which to base the conversion and therefore no conversion could occur. This same logic holds for the Series 10 and 12 preference shares.
Therefore, in our opinion and that of our external counsel:
•	the shares to be issued upon the conversion of the Series 10 and 11 preference shares must be listed on the Toronto Stock Exchange;
•	the company is obligated to deliver to holders of Series 10 and 11 preference shares who exercise their conversion option, shares that are listed on the Toronto Stock Exchange, and the company would not be required to file a prospectus or obtain a receipt for the prospectus from applicable Canadian securities regulators in order to permit the company to issue the shares upon the conversion or to permit the holder to trade those shares on the Toronto Stock Exchange because the shares to be issued on

Brookfield	Brookfield Asset Management Inc.	Tel (416) 363-9491
	BCE Place, 181 Bay Street, Suite 300	Fax (416) 365-9642
	Toronto, Ontario M5J 2T3	www.brookfield.com
the conversion were qualified by the prospectus filed for the preferred shares (filing and receipting a prospectus to qualify the issuance of securities is comparable to the process for registering securities in the United States); and
•	a holder of Series 10 or 11 preference shares is only entitled to convert its shares into listed Class A Limited Voting shares of the company.
It is also the opinion of our external counsel that, if a holder attempted to exercise its conversion option in circumstances where the shares were not listed on the Toronto Stock Exchange, the holder’s option to convert would be frustrated. Consequently, the holder’s conversion option would be inoperable, the holder would not be in any way entitled to require the company to settle the obligation by a cash settlement, and the Series 10 or 11 preference shares would remain outstanding indefinitely, upon and subject to the remaining terms and conditions attached thereto.
Should you have further questions, please address your letter to the undersigned.
Yours very truly,
Brian D. Lawson
Managing Partner & Chief Financial Officer